Exhibit 99.1

Canaan Inc. Announces Up to US$30 Million Share Repurchase Program

SINGAPORE, May 27, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that its board of directors (the "Board") has authorized a share repurchase program under which the Company may repurchase up to US$30 million worth of its outstanding (i) American depositary shares ("ADSs"), each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares, over the next six months starting from May 27, 2025.

Nangeng Zhang, chairman and chief executive officer of Canaan, commented, “In light of the recent market conditions, we believe that our shares are trading at levels that materially undervalue the strength of our business model and long-term growth potential. Our decision to initiate this share repurchase program is a proactive step to protect shareholder value while demonstrating our confidence in the Company’s strategic direction. Despite the current challenges posed by macro volatility and the newly imposed U.S. tariffs, we remain focused on executing our strategic plan with discipline, driving technological innovation, and preparing for a recovery across the bitcoin mining ecosystem.”

Under the share repurchase program, the Company may repurchase the ADSs representing its Class A ordinary shares through open market transactions at prevailing market prices, privately negotiated transactions, block trades or any combination thereof. In addition, Canaan will effect repurchase transactions in compliance with the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan's working capital requirements and general business conditions. The Company’s Board and/or its management will review the share repurchase program periodically and may authorize an adjustment of its terms and size as appropriate. The Company plans to fund the repurchases with its existing cash balance.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com